REGENCY RESOURCES INC.
Flat 5, 11 Glouchester Avenue, Camden Town, London, England, NW17AU
 November 16, 2011
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC, 20549

Re:          Form 10-K for the year ended December 31, 2010
Filed March 9, 2011
Form 10-KA for the year ended December 31, 2010
Filed on October 7, 2011
Form 10-Q/A for the period ended June 30, 2011
Filed on October 24, 2011
File No. 000-53611

Attention:                      Ms. Julie Sherman - Staff Accountant

Dear Ms. Sherman:

In response to your telephone call to Mr. Gordon Brooke regarding our letter dated November 8, 2011, I wish to provide you with the following statement, previous omitted by our Company, acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with our filings.

Yours very truly;
Regency Resources Inc.

“Dragan Bozanic”
Dragan Bozanic
Chief Financial Officer, Secretary and
Director

c/c	Jane C. H. Brooke – Chief Executive Officer and President
Mr. Gordon Brooke